David M. Zlotchew
Senior Counsel

August 22, 2011

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Li3 Energy, Inc.
Registration Statement on Form S-1
Filed July 1, 2011
File No.  333-175329

Attention:	Ms. Pamela A. Long, Assistant Director
Mr. Errol Sanderson
Mr. Jeffrey Gordon

Ladies and Gentlemen:

On behalf of our client, Li3 Energy, Inc., a Nevada corporation (the “Company”), we are writing regarding the status of the Company’s responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated July 28, 2011 (the “Comment Letter”), addressed to Luis Saenz, Chief Executive Officer of the Company, relating to the  above-captioned Registration Statement on Form S-1 filed by the Company (the “Registration Statement”).

The Company is working on amendments to the Registration Statement and the Exchange Act reports which were subjects of the Comment Letter, to address the Staff’s comments.  As I discussed on the telephone with Mr. Sanderson of the Commission’s Staff today, the Company anticipates certain business developments to occur imminently that will substantially alter the relevant disclosures.  Accordingly, the Company plans to file Amendment No. 1 to the Registration Statement and a comprehensive letter responding to the Comment Letter once these developments are ripe for disclosure.

In order to avoid unnecessary interim amendments to the Company’s Exchange Act filings and potential investor confusion resulting therefrom, the Company respectfully proposes to file Amendment No. 2 to the Form 10-K for the year ended June 30, 2010, to address comments 29, 30, 31 and 32(h) of the Comment Letter, and Amendment No. 1 to the Form 10-Q for the period ended March 31, 2011, to address comments 33 and 34 of the Comment Letter, after the Staff have reviewed the Company’s responses to the Comment Letter and have no further comments, but before requesting acceleration of effectiveness of the Registration Statement.

If the Staff has any questions or comments in the meantime, please do not hesitate to contact me at (212) 400-6904.

Very truly yours,

/s/ David M. Zlotchew

David M. Zlotchew

cc:	Luis Saenz
Christy Albeck
John Lehman
Adam S. Gottbetter